Exhibit 12

PULTE HOMES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

($000’s omitted)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:

Income (loss) from continuing operations before income taxes	$(1,682,599)	$(2,496,903)	$1,082,728	$2,277,014	$1,592,324
Add:
Fixed charges	255,621	295,130	316,596	274,156	231,252
Amortization of capitalized interest	210,709	314,998	255,688	179,585	133,049
Subtract:
Capitalized interest	(220,131)	(240,000)	(261,486)	(185,792)	(156,056)
Distributions in excess (less than) earnings of affiliates	14,580	39,038	4,814	10,670	(21,625)

Income as adjusted	$(1,421,820)	$(2,087,737)	$1,398,340	$2,555,633	$1,778,944

Fixed Charges:

Interest expensed and capitalized	$229,157	$260,348	$290,282	$250,026	$212,418
Portion of rents representative of interest factor	23,810	23,336	25,889	24,130	18,834
Interest expense related to guaranteed debt of 50% or less owned affiliated (a)	2,654	11,446	425	—	—

Fixed Charges	$255,621	$295,130	$316,596	$274,156	$231,252

Ratio of earnings to fixed charges (b)	—	—	4.42	9.32	7.69

Note:	The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued thrift operations, Mexico homebuilding operations, and Argentina operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	Includes imputed interest related to certain guaranteed joint venture debt for which we have made or expect to make cash expenditures.
(b)	Earnings for years ended December 31, 2008 and 2007 were inadequate to cover fixed charges. Additional earnings of $1.7 billion and $2.4 billion, respectively, would have been necessary to bring the ratio to 1.0.